Exhibit 99.1

MATERIAL FACT

Gerdau and ArcelorMittal agree to sell Gallatin Steel facility for US$770 million

September 15, 2014, Porto Alegre — Gerdau and ArcelorMittal jointly announced today that they have entered into a definitive transaction agreement to sell their respective 50% interests in Gallatin Steel Company (“Gallatin”) to Nucor Corporation for a total cash consideration of US$770 million, subject to customary closing adjustments.

Gallatin is a flat rolled mini-mill located in Gallatin County, Kentucky, USA that melts scrap, pig iron and hot briquetted iron from various sources, and processes the material to produce flat rolled steel. Gallatin’s high quality assets produce a wide range of steels from low to high carbon grades with an annual capacity of approximately 1.8 million tons.

Completion of the sale is subject to customary closing conditions, including expiration of the Hart Scott Rodino Antitrust Improvements Act waiting period. The closing of the transaction is not subject to any financing conditions and is expected to be realized by the end of 2014.

Porto Alegre, September 15, 2014.

Andre Pires de Oliveira Dias

Executive Vice President

Investor Relations Director